Exhibit 3.1

ARTICLES OF AMENDMENT

OF THE

RESTATED ARTICLES OF INCORPORATION OF

FLORIDA BANK GROUP, INC.

(Pursuant to Section 607.0602 of the

Florida Business Corporation Act)

Florida Bank Group, Inc., a corporation organized and existing under the laws of the State of Florida (the “Corporation”), in accordance with the provisions of Section 607.0602 of the Florida Business Corporation Act (the “Act”), does hereby amend its Restated Articles of Incorporation (“Articles”) by filing these Articles of Amendment in order to create a new series of preferred stock designated as Non-Cumulative Perpetual Series C Preferred Stock and, in connection therewith,

HEREBY CERTIFIES:

That the name of the Corporation is Florida Bank Group, Inc.

Pursuant to authority granted to the Board of Directors by Article IV, Section B of the Articles, the Corporation shall be authorized to issue 15,000 shares of Series C Preferred Stock, which shall have the following terms, designations, preferences and privileges, relative, participating, optional and other special rights, and qualifications, limitations, and restrictions:

1. Description of Series C Preferred Stock. The terms, preferences, limitations and relative rights of the Non-Cumulative Perpetual Series C Preferred Stock (the “Series C Preferred Stock”) are as follows:

(1) Ranking. The Series C Preferred Stock shall, with respect to dividend rights and rights on liquidation, dissolution or winding up of the Corporation, rank senior to the Common Stock, and all of the classes and series of equity securities of the Corporation, other than shares of the Corporation’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”), the shares of the Corporation’s Fixed Rate Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”, and together with the Series A Preferred Stock collectively referred to as the “Treasury Preferred Stock”), and other than any classes or series of equity securities of the Corporation subsequently issued on a parity with or senior to the Series C Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation. The Series C Preferred Stock shall be junior to the Treasury Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation. The relative rights and preferences of the Series C Preferred Stock may be subordinated to the relative rights and preferences of holders of subsequent issues of other classes or series of Preferred Stock and equity securities of the Corporation designated by the Board of Directors from time to time. The Series C Preferred Stock is junior to indebtedness issued from time to time by the Corporation, including notes and debentures.

(2) Dividends. Dividend rights attributable to the shares of Series C Preferred Stock are as follows:

(a) Rate. The holders of Series C Preferred Stock shall be entitled to receive on each share of Series C Preferred Stock such non-cumulative dividends if, as, and when declared by the Board of Directors out of funds legally available therefor. The payment of any dividend on the Series C Preferred Stock is subject to the prior approval of the Federal Reserve Bank of Atlanta and the Director of the Division of Banking Supervision and Regulation of the Board of Governors of the Federal Reserve System. So long as any shares of Series C Preferred Stock are outstanding, no dividend may be declared or paid or set aside for payment or other distribution declared or made upon the Common Stock, unless full dividends on all outstanding shares of Series C Preferred Stock for the most recently completed calendar year have been or are contemporaneously declared and paid. Any dividends that are paid on the Series C Preferred Stock shall be paid annually in arrears on January 15 of each year. In the event that any dividend payment date would otherwise fall on a day that is not a business day for the Corporation, the dividend payment due on that date will be postponed to the next day that is a business day for the Corporation and no additional dividends will accrue as a result of that postponement. Dividends that are payable on the Series C Preferred Stock shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Each declared dividend shall be payable to holders of record as they appear at the close of business on the stock books of the Corporation on the 15th calendar day preceding the dividend payment date therefor.

(b) Non-Cumulative. Dividends shall be non-cumulative. If the Board of Directors does not declare a dividend on the Series C Preferred Stock in respect of any period, the holders of the Series C Preferred Stock shall have no right to receive any dividend for such period, and the Corporation shall have no obligation to pay a dividend for such period, whether or not dividends are declared for any subsequent period with respect to the Series C Preferred Stock.

(c) Priority of Dividends. So long as any shares of Series C Preferred Stock are outstanding, no dividend may be declared or paid or set aside for payment or other distribution declared or made upon the Common Stock by the Corporation (other than dividends payable solely in shares of Common Stock) unless full dividends on all outstanding shares of Series C Preferred Stock for the most recently completed calendar year have been or are contemporaneously declared and paid (or have been paid in a sum sufficient for the payment thereof has been set aside for the benefit of the holders of shares of Series C Preferred Stock on the applicable record date).

(3) Voting Rights. Holders of Series C Preferred Stock shall have 1,250 votes for each share of Series C Preferred Stock. The shares of Series C Preferred Stock vote together with the shares of Common Stock as a single class, unless otherwise provided by law.

(4) Conversion Rights. The Series C Preferred Stock may be converted at the election of a holder at any time and from time to time, into shares of Common Stock after December 31, 2011. The Series C Preferred Stock shall be automatically converted into shares of Common

Stock upon the earlier of (i) the closing of a Qualified Private Offering, or (ii) the closing of a Qualified Public Offering. As promptly as practicable on or after the conversion date, the Corporation shall issue and shall deliver to the holder a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion, together with payment in lieu of any fractional shares, to the person entitled to receive the same.

The conversion price (the “Conversion Price) for the shares of Series C Preferred Stock will be equal to the price per share at which shares of Common Stock are sold in the Qualified Private Offering. If the Company does not close a Qualified Private Offering on or before December 31, 2011, then the Conversion Price thereafter will be equal to 50% of the Tangible Common Stock Book Value Per Share as of the end of the calendar quarter prior to conversion, subject to a 10% annualized reduction from the date of issuance to the date of conversion.

The formula that will be used to compute the Conversion Price with the 10% annual reduction is as follows:

•	the product of (i) one-half (.5) times (ii) the Tangible Common Stock Book Value Per Share as of the end of the calendar quarter prior to conversion;

•	is divided by:

•

one plus (one-tenth (.1) times the number of years between the date of issuance of the Series C Preferred Stock and the conversion of the Series C Preferred Stock, and annualized pro rata on a monthly basis for any period that is not a full calendar year).

If at any time while the Series C Preferred Stock is outstanding the Company issues shares of Common Stock for a consideration per share less than the then Conversion Price (including in a Change in Control transaction but excluding the issuance of shares in connection with the acquisition of another entity and issuance of shares in connection with the exercise of stock options) then the Conversion Price will be reduced to the consideration per share received by the Company for the sale of such shares of Common Stock and will continue to be subject to the 10% annualized reduction thereafter.

A “Qualified Private Offering” means the closing of a private placement of shares of Common Stock with minimum proceeds of $50,000,000 by December 31, 2011.

A “Qualified Public Offering” means the closing of an offering of shares of Common Stock registered in accordance with the provisions of the Securities Act of 1933, as amended, with minimum proceeds of $50,000,000 and a minimum offering price of three times the Conversion Price (as such term is defined in the terms of the Series C Preferred Stock).

The Common Stock Tangible Book Value Per Share will be determined by dividing (i) the shareholders’ equity (i.e., the Common Stock stated capital, surplus (or paid-in capital), Treasury stock, or accumulated deficit, and accumulated other comprehensive income (or loss) of the Company (but excluding intangible assets (such as good-will and core deposit intangibles), the liquidation value and discount attributable to shares of the Company’s Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock), as determined in accordance with generally accepted accounting principles, by (ii) the shares of Common Stock outstanding at the end of such calendar quarter.

Any fractional shares resulting from conversion will be rounded to the nearest whole share.

(5) Redemption Rights. The redemption rights attributable to the shares of Series C Preferred Stock shall be as follows:

(a) The shares of Series C Preferred Stock may be redeemed by the Corporation (provided that notice thereof shall have been delivered by the Corporation) at its option in whole or in part from time to time at an amount equal to the sum of (i) the amount of $1,000 per share (the “Liquidation Amount”) and (ii) the amount of any declared and unpaid dividends on each such share (such amounts collectively, the “Liquidation Preference”). The Corporation shall give written notice of each redemption of the Series C Preferred Stock or any portion thereof to the holder of the shares by first-class mail not less than 90 days prior to the date fixed for such redemption, which notice shall specify the amount thereof so to be redeemed and the date fixed for such redemption. Such notice shall be mailed to the holder of the Series C Preferred Stock at the address appearing in the register of the Corporation unless any such holder (or successor to such holder) shall have filed with the Corporation another address for such purpose, in which event such notice shall be mailed to such address most recently filed. During the 90 days redemption notice time period, the holder of the Series C Preferred Stock may exercise the right to convert such shares of Series C Preferred Stock, in whole or in part, into shares of Common Stock. Upon notice of any redemption being given as provided herein, the Corporation shall redeem on the date fixed for such redemption, the amount of the Series C Preferred Stock or portion thereof as the case may be, so to be redeemed, as specified in such notice. Shares of Series C Preferred Stock redeemed by the Corporation shall be on a pro rata basis among all holders of such shares. Any redemption of the shares of Series C Preferred Stock shall be subject to the prior approval from the applicable bank regulatory agencies including, but not limited to, the Federal Reserve Bank of Atlanta, as and to the extent required by law.

(b) The Series C Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders of Series C Preferred Stock will have no right to require redemption or repurchase of any shares of Series C Preferred Stock.

(6) Liquidation Preference.

(a) Voluntary or Involuntary Liquidation. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, holders of Series C Preferred Stock shall be entitled to receive for each such share, out of the assets of the

Corporation or proceeds thereof (whether capital or surplus) available for distribution to shareholders of the Corporation, subject to the rights of any creditors of the Corporation, and the preferences for the shares of Treasury Preferred Stock and any equity securities subsequently issued senior to or on a parity with the Series C Preferred Stock, and before any distribution of such assets or proceeds is made to or set aside for the holders of Common Stock and any other stock of the Corporation ranking junior to the Series C Preferred Stock as to such distribution, payment in full in an amount equal to the Liquidation Preference.

(b) Partial Payment. If in any distribution described in Section 6(a) above, the assets of the Corporation or proceeds thereof are not sufficient to pay in full the amounts payable with respect to all outstanding shares of Series C Preferred Stock and the corresponding amounts payable with respect to any other stock of the Corporation ranking equally with the Series C Preferred Stock as to such distribution, holders of Series C Preferred Stock and the holders of such other stock shall shares ratably in any such distribution in proportion to the full respective distributions to which they are entitled.

(c) Residual Distributions. If the Liquidation Preference has been paid in full to all holders of Series C Preferred Stock and the corresponding amounts payable with respect of any other stock of the Corporation ranking equally with the Series C Preferred Stock as to such distribution has been paid in full, the holders of other stock of the Corporation shall be entitled to receive all remaining assets of the Corporation (or proceeds thereof) according to their respective rights and preferences.

(7) Change in Control. Upon a Change in Control and at the option of the holder of the shares of Series C Preferred Stock, shares of Series C Preferred Stock will either (i) be redeemed by the Corporation for an amount equal to the Liquidation Preference per share, or (ii) be converted into a number of shares of Common Stock equal to the Liquidation Preference per share divided by the Conversion Price. Any repurchase of the shares of Series C Preferred Stock shall be subject to the prior approval from the applicable bank regulatory agencies, including, but not limited to, the Federal Reserve Bank of Atlanta, as and to the extent required by law.

(a) a “Change in Control” means:

•

a transaction or series of related transactions (including a merger, consolidation, recapitalization, or reorganization), the result of which is that Corporation shareholders immediately prior to the transaction are (after giving effect to such transaction) no longer, in the aggregate, the “beneficial owners” (as defined in the Securities Exchange Act of 1934, as amended), directly or indirectly, through one or more intermediaries of more than 50% of the voting power of the outstanding voting securities of the Corporation, or the surviving or acquiring entity (and assuming no conversion of any shares of the Corporation’s Series C Preferred Stock); however, the following acquisitions will not constitute or result in a change in control: (i) any issuance of stock by the Corporation without any subsequent redemption of stock of the Corporation with the proceeds from the issuance, or (ii) any acquisition by an employee benefit plan, or related trust, sponsored or maintained by the Corporation or any subsidiary; or

•	a sale by the Corporation of all or substantially all of its assets, other than in connection with a plan of liquidation or dissolution.

(8) Preemptive Rights. Holders of Series C Preferred Stock shall not have as a matter of right any preemptive or preferential right to subscribe for, purchase, receive, or otherwise acquire any part of any new or additional issue of stock of any class, whether now or hereafter authorized, or of any bonds, debentures, notes, or other securities of the Corporation, whether or not convertible into shares of stock of the Corporation.

(9) Certain Events. If any event occurs as to which in the sole discretion of the Board of Directors of the Corporation the other provisions of this Article would not protect the conversion or other rights of the Series C Preferred Stock (and, if issued, shares of Preferred Stock) in accordance with the essential intent and principles of this Article, then such Board of Directors shall make an adjustment in the application of such provisions, in accordance with such essential intent and principles as determined by the Board of Directors, so as to protect such rights as aforesaid.

CERTIFICATE

The undersigned, being the duly elected and incumbent President and Chief Executive Officer of Florida Bank Group, Inc. (the “Corporation”), a corporation organized under the laws of the State of Florida, does hereby certify that the foregoing Articles of Amendment were duly adopted by the Board of Directors on April 26, 2011 without shareholder approval and continue in full force and effect as of the date of this Certificate without alteration or modification and that shareholder approval of the foregoing Articles of Amendment was not required.

IN WITNESS WHEREOF, the undersigned has hereunto affixed his signature effective June 24, 2011.

FLORIDA BANK GROUP, INC.

By:	/s/ Susan Martinez
Susan Martinez
As its: President and Chief Executive Officer